EnCana Corporation
Supplemental Financial Information (unaudited)
Exhibit to March 31, 2005 Consolidated Financial Statements

CONSOLIDATED FINANCIAL RATIOS – MEDIUM TERM NOTES & DEBT SECURITIES

The following ratios, based on the consolidated financial statements, are provided in connection with the Company’s continuous offering of medium-term notes and debt securities and are for the 12-month period then ended.

	March 31
	2005	2004

Interest coverage on long-term debt:

Net earnings	10.7	7.4

Cash flow	15.9	15.9